Your Event, Inc.
                        7065 W. Ann Road, #130-110
                         Las Vegas, Nevada  89130

March 14, 2008

VIA EDGAR TRANSMISSION
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Mail Stop 3561

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Blair Petrillo, Esq.
            Attorney-Advisor

Re: Your Event, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed March 4, 2008
    File No. 333-148739

Dear Ms. Petrillo:

On behalf of Your Event, Inc. (the "Company"), this letter responds to your March 13, 2008 comment letter, concerning our Registration Statement.
A marked copy of our revisions to the Registration Statement is enclosed for your reference. For your convenience, each of your comments has been reproduced below, followed by the Company's response to such comment.

Description of Business, page 23
--------------------------------

1. We note your response to prior comment four from our letter dated February 14, 2008 regarding the company's statement that it believes that $8,000 will be sufficient to fund the company's operations for the next 12 months. However, the disclosure on page 24 of the registration statement does not explain how $8,000 is sufficient to fund the company's operations for the next 12 months when (as disclosed in the next sentence) you state the company needs an additional $200,000 to "full(y) launch our operations." In this regard, your minimum required to break escrow for the offering being registered is $5,000, and even if the maximum level is achieved, you will only receive $20,000 of proceeds. Please thoroughly revise to discuss the relationship of these amounts on your operations including how they relate to the timeline on page 31, and explain whether the company would be able to launch any part of its business plan if only the minimum funds are raised. Further, please discuss your intentions and plans to attain additional funding and the impact on your operations in the interim.

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RESPONSE:  We respectfully note the Staff's comment, and we agree with Staff that our disclosure needs clarification. We have thoroughly revised the disclosure on Page 24 to discuss that management categories its funding requirements for two separate areas of the companies business. This first area includes paying for the legal and accounting expenses to keep the Company full reporting; the second area includes funding to build the actual business operations, of the Company. We explained how our original private placement will help us keep our Company full reporting for the next twelve months, and we plan to initiate our business operations on a limited basis, whether or not we receive any funding from the offering. We have also added Item No. 5 to the timeline on Page 31. This revised disclosure now ties into the timeline on page 31.

Your Event Registry, page 26
----------------------------

2. Please revise the description of the Your Event Registry to provide additional detail regarding the "previous experience" that leads the company to believe the registry will "build a loyal following."

RESPONSE: We respectfully note the Staff's comment. We spent some time reviewing your comment and our disclosure. We concluded that there is no definite correlation in management experience versus "building a loyal following." Management may have all of the experience possible, yet this may not lead to any "loyal following." Said differently, we are not sure we can substantiate this statement; therefore, this sentence has been deleted from the document.

Undertakings, page II-3
-----------------------

3. We note your response to prior comment eight from our letter dated February 14, 2008. However, it appears that you have added the undertaking provided in Item 512(g)(1)(ii) of Regulation S-B relating to offerings made in reliance on Rule 430B as opposed to the undertaking provided in Item 512(g)(2) of Regulation S-B relating to offerings made in reliance in Rule 430C. Please revise.

RESPONSE: We apologize for including the wrong undertaking. We have now included the undertaking provided in Item 512(g)(2) of Regulation S-B relating to offerings made in reliance in Rule 430C.

We want to thank you for your assistance in our compliance with the applicable disclosure requirements. We appreciate your helpfulness.

Respectfully yours,

Your Event, Inc.

By:  /s/  Marilyn Montgomery
---------------------------------
          Marilyn Montgomery
          Chief Executive Officer


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